------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 30
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by General Dynamics Corporation and Grail Acquisition Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

                 (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications on Behalf of the
                           Persons Filing Statement)
                        ------------------------------
                                With copies to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

         ------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the SEC on May 4, 2001 and as amended and supplemented prior to the date hereof (the "General Dynamics
Schedule 14D-9"), with respect to the offer by Grail Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation ("General Dynamics"), to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the General Dynamics Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

          Item 8 of the General Dynamics Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

          On October 4, 2001, Mr. Kresa sent a letter to Mr. Fricks. The text of this letter is attached hereto as Exhibit (a)(5)(R) and is incorporated herein by reference. In this letter, Mr. Kresa reaffirmed Northrop Grumman's view that its proposal is a superior proposal to that of General Dynamics. In addition, Mr. Kresa expressed a willingness to have Northrop Grumman enter into a confidentiality agreement to facilitate discussions with the Company.

          On October 4, 2001, Northrop Grumman announced that it has extended the Northrop Grumman Offer for all outstanding Shares of the Company from October 4, 2001 to October 11, 2001, at midnight E.D.T.

          On October 5, 2001, the Company announced that its Board of Directors has determined that discussions with Northrop Grumman could result in Northrop Grumman making an offer to acquire the Company that is superior to General Dynamics' existing offer of $67.50 in cash for all the outstanding Shares of common stock of the Company. Based upon the closing price of Northrop Grumman's common stock of $106 on October 4, 2001, the Northrop Grumman offer would have a value of $72.67 per Share of the Company. Accordingly, the Company Board has determined to initiate discussions with Northrop Grumman concerning a possible acquisition of the Company.

          Although the Company Board has determined to pursue discussions with Northrop Grumman, the Company Board reaffirms its recommendation of the General Dynamics Offer because there is no assurance that the Company and Northrop Grumman will be able to reach a satisfactory agreement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

          Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          (a)(5)(R) Text of letter from Kent Kresa to William B. Fricks, dated October 4, 2001.

          (a)(5)(S) Text of press release issued by the Company, dated October 5, 2001.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        NEWPORT NEWS SHIPBUILDING INC.


                                         By:   /s/ STEPHEN B. CLARKSON
                                            --------------------------------
                                            Name:  Stephen B. Clarkson
                                            Title: Vice President,
                                                   General Counsel and
                                                   Secretary


Dated: October 5, 2001

                               INDEX TO EXHIBITS

Exhibit No.                         Description
----------                          --------------

*(a)(1)(A)          Offer to Purchase dated May 4, 2001 (filed as Exhibit
                    (a)(1)(i) to the Schedule TO of General Dynamics
                    Corporation and Grail Acquisition Corporation filed with the SEC on May 4, 2001 (the "General Dynamics Schedule
                    TO") and incorporated herein by reference).

*(a)(1)(B)          Form of Letter of Transmittal (filed as Exhibit (a)(1)(ii)
                    to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(C)          Form of Notice of Guaranteed Delivery (filed as
                    Exhibit (a)(1)(i) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(D)          Form of Letter to Brokers, Dealers, Commercial Banks,
                    Trust Companies and other Nominees (filed as Exhibit
                    (a)(5)(i) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(E)          Form of Letter to Clients for Use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and other Nominees
                    (filed as Exhibit (a)(5)(ii) to the General Dynamics
                    Schedule TO and incorporated herein by reference).

*(a)(1)(F)          Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9 (filed as Exhibit
                    (a)(5)(iii) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(G)          Summary Advertisement published on May 4, 2001 (filed as
                    Exhibit (a)(5)(v) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(2)             Letter to stockholders from William P. Fricks dated
                    May 4, 2001.

(a)(3)              Not Applicable.

 (a)(4)             Not Applicable.

*(a)(5)(A)          Opinion of Credit Suisse First Boston Corporation dated
                    April 24, 2001 (Included as Annex B hereto).

*(a)(5)(B)          Information Statement pursuant to Section 14(f) of the
                    Securities Exchange Act (Included as Annex A hereto).

*(a)(5)(C)          Text of press release issued by the Company, dated May 9,
                    2001, and letter from Northrop Grumman to the Company, dated May 8, 2001.

*(a)(5)(D)          Complaint filed by Patricia Heinmuller in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)          Complaint filed by Ellis Investments, Ltd. in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)          Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit(a)(5)(ix) to Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)          Complaint filed by Efrem Weitschner, in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(H)          Complaint filed by Eric van Gelder, in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to
                    Amendment No. 3 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(I)          Text of press release, dated May 25, 2001 (filed as
                    Exhibit (a)(5)(xii) to General Dynamics' Schedule TO and incorporated herein by reference).

*(a)(5)(J)          Text of press release issued by General Dynamics, dated
                    June 4, 2001 (filed as Exhibit (a)(5)(xiii) to General
                    Dynamics' Schedule TO and incorporated herein by reference).

*(a)(5)(K)          Text of press release issued by the Company, dated June 6,
                    2001 (filed as Exhibit (a)(5)(G) to the Northrop Grumman
                    Schedule 14D-9 and incorporated herein by reference).

*(a)(5)(L)          Northrop Grumman Schedule 14D-9 filed with the SEC on
                    June 6, 2001 and incorporated herein by reference.

*(a)(5)(M)          Text of the June 2001, Volume 1 edition of the For Your
                    Benefit Newsletter, issued and distributed by the Company on June 6, 2001.

*(a)(5)(N)          Text of letter from Kent Kresa to William B. Fricks, dated
                    June 15, 2001 (filed as Exhibit (a)(5)(I) to the Northrop
                    Grumman Schedule 14D-9 and incorporated herein by reference).

*(a)(5)(O)          Text of press release issued by Northrop Grumman, dated
                    June 21, 2001 (filed as Exhibit (a)(5)(G) to the Northrop
                    Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(P)          Text of press release issued by General Dynamics, dated
                    June 25, 2001 (filed as Exhibit (a)(5)(xiv) to the General
                    Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(Q)          Text of press release issued by the Company, dated
                    October 4, 2001.

(a)(5)(R) Text of letter from Kent Kresa to William B. Fricks, dated October 4, 2001.

(a)(5)(S)           Text of press release issued by the Company, dated
                    October 5, 2001.

*(e)(1) Agreement and Plan of Merger, dated April 24, 2001, among General Dynamics, the Purchaser and the Company (filed as
                    Exhibit 2.1 to the Company's Current Report on Form 8-K dated April 25, 2001 and incorporated herein by reference).

*(e)(2) Confidentiality Agreement, dated March 26, 2001, between General Dynamics and the Company (filed as Exhibit (d)(2) to the General Dynamics Schedule TO and incorporated herein by reference).

*(e)(3) Amendment No. 1, dated as of April 24, 2001, to the Rights Agreement dated as of June 10, 1998, between the Company and First Chicago Trust Company of New York (now EquiServe Trust Company, N.A.) (filed as Exhibit 2 to the Company's Form 8-A/A dated April 25, 2001 and incorporated herein by reference).

(g)                 Not Applicable.

* Previously filed.

                                                             Exhibit (a)(5)(R)


                       [LETTERHEAD OF NORTHROP GRUMMAN]




                                                         Chairman of the Board
                                                             President and
                                                       Chief Executive Officer


                                                               October 4, 2001



Mr. William P. Fricks
Chairman and Chief Executive Officer
Newport News Shipbuilding, Inc.
4101 Washington Avenue
Newport News, Virginia 23607-2770

Dear Bill:

As you are aware, the governmental review process with respect to both our offer and the General Dynamics offer appears to have entered its final stages.

We would like to reaffirm that, as we stated in our letter to you dated May 8, 2001, our offer to acquire Newport News is superior to the General Dynamics transaction. Indeed, we believe that your Board should now deem our offer to be a Superior Proposal as defined in your Merger Agreement, and, accordingly, should promptly provide us with the same information you provided General Dynamics, so that we can be in a position to consummate promptly the best transaction possible for the shareholders of both our companies.

We continue, of course, to be willing to enter into an appropriate confidentiality agreement to facilitate our discussions. Please contact me as soon as possible so that we can promptly commence our due diligence process.

I look forward to hearing from you.

                                             Very truly yours,


                                             /s/ Kent Kresa

                                             Kent Kresa

                                                             Exhibit (a)(5)(S)


[LOGO OMITTED]

NEWPORT NEWS
SHIPBUILDING
                                                                  NEWS RELEASE
         ------------------------------------------------------------
CONTACT:   Joe Fernandes - Investor Relations    Jerri Fuller Dickseski - Media
           (757) 688-6400                        (757) 380-2341


           NEWPORT NEWS SHIPBUILDING OPENS DISCUSSIONS WITH NORTHROP
                              GRUMMAN CORPORATION

          Newport News, VA, (October 5, 2001) -- Newport News Shipbuilding Inc. (NYSE: NNS) today announced that its Board of Directors has determined that discussions with Northrop Grumman (NYSE: NOC) could result in Northrop Grumman making an offer to acquire Newport News Shipbuilding that is superior to General Dynamics' (NYSE: GD) existing offer of $67.50 in cash for all the outstanding shares of common stock of Newport News Shipbuilding. Based upon the closing price of Northrop Grumman's common stock of $106 on October 4, 2001, the Northrop Grumman offer would have a value of $72.67 per share of Newport News Shipbuilding. Accordingly, the Board has determined to initiate discussions with Northrop Grumman concerning a possible acquisition of Newport News Shipbuilding.

          Although the Board of Newport News Shipbuilding has determined to pursue discussions with Northrop Grumman, the Board reaffirms its recommendation of the General Dynamics offer because there is no assurance that Newport News Shipbuilding and Northrop Grumman will be able to reach a satisfactory agreement.

          Newport News Shipbuilding designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs 17,800 people and has annual revenues of approximately $2 billion. Visit NNS on the Web at www.nns.com.

          The Solicitation/Recommendation Statements, as amended, filed by Newport News Shipbuilding with the SEC with respect to the General Dynamics offer and the Northrop Grumman offer contain important information that should be read carefully before any decision is made with respect to the General Dynamics offer or the Northrop Grumman offer.

Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statements and other documents filed by Newport News Shipbuilding with the SEC at www.sec.gov. The Solicitation/Recommendation Statements and these other documents may also be obtained by contacting NNS Investor Relations at 757-688-6400.